

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 29, 2016

Bill Chaaban
Chief Executive and Chief Financial Officer
CEN Biotech, Inc.
20 North Rear Rd.
Lakeshore, Ontario Canada

> **Re: CEN Biotech, Inc.**
> **Form 10-12G**
> **Filed January 4, 2016**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 7, 2016**
> **File No. 000-55557**

Dear Mr. Chaaban:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please note that this Form 10 will become effective automatically by operation of law 60 days after the date you initially filed it. If this filing was made voluntarily, you should consider withdrawing it prior to the effective date if comments remain outstanding. You can then refile when you are prepared to resolve the comments. Please file your request for withdrawal before the automatic effectiveness date.

2.   We continue to evaluate whether the proposed distribution of common stock to the shareholders of the parent company should be registered under the Securities Act. See Staff Legal Bulletin No. 4 (Sept. 16, 1997). Specifically, it is unclear how the proposed spin-off would be pro rata to parent shareholders. In this regard, it does not appear that parent shareholders would retain the same proportionate interest in the spun entity either in the circumstance where the voting rights associated with the preferred shares are (i)

waived or (ii) are not waived. Accordingly, please provide us a response letter that illustrates the pre-spin voting stake held by Creative common holders and preferred holders and the proposed post-spin voting stake to be held by these same holders in the Cen Biotech entity. Also, with respect to the 700:1 split, please explain whether the spin-off would have a material impact on your shareholder base. For instance, would the spin result in the two entities having the same or a different number of common stockholders?

3.   Please update your disclosure as of or for the nine months ended September 30, 2015 in the following areas: summary historical financial information on page 11, capitalization on page 17 and the results of operations discussion on page 19.

Information Statement Summary, page 9

4.   Please revise the Summary disclosure to explain briefly, if known, why Health Canada rejected your application. If Health Canada did not provide a reason for rejecting your application, please so state.

Risks Related to CEN's Common Stock, page 9

5.   We refer to your disclosure on page 7 indicating that Mr. Chaaban has "waived the voting rights linked to these (special voting) shares." Please revise your "Description of Capital Stock" discussion on page 34 concerning the "Special Voting Shares" to clarify what voting rights, if any, apply to this class of stock. For instance, would these shares issued to Mr. Chaaban vote on a 1:1 basis with common shares? Also, please make sure that your disclosures are consistent through the information statement concerning the voting rights associated with these shares. In this regard, your disclosure on page 9 indicates that Mr. Chaaban's special voting rights will give him sufficient rights to control the outcome of shareholder votes.

Management's Discussion and Analysis. . ., page 20

6.   Please file as exhibits the (i) $600,872 loan agreement disclosed on pages 28 and 52 and the (ii) $612,000 loan agreement disclosed on page 28, or identify for us the filed exhibit containing each agreement.

Summary Executive Compensation, page 27

7.   Please revise to include compensation information for the fiscal year ended December 31, 2015. Also, revise the Summary disclosure on page 9 to indicate whether Mr. Chaaban waived his 2015 compensation.

Certain Relationships . . . , page 28

8.   Section 2(a) of the Executive Employment Agreement indicates that significant equity awards are expected annually and that the size of those awards could differ depending on which market quotes your stock. Accordingly, please revise your disclosure to include a brief discussion of the stock awards available to Mr. Chaaban pursuant to section 2(a).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Alla Berenshteyn at (202) 551-4325 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Via E-mail
        Joseph Siciliano, Esq.